                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)

                              -------------------

                               IKOS SYSTEMS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           MENTOR GRAPHICS CORPORATION
                               FRESNO CORPORATION
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                    451716203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WALDEN C. RHINES
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MENTOR GRAPHICS CORPORATION
                             8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-7000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                   COPIES TO:

       JOHN J. HUBER, ESQ.                          CHRISTOPHER L. KAUFMAN, ESQ.
        LATHAM & WATKINS                                  LATHAM & WATKINS
555 11TH STREET, N.W., SUITE 1000                      135 COMMONWEALTH DRIVE
     WASHINGTON, D.C. 20004                         MENLO PARK, CALIFORNIA 94025
         (202) 637-2200                                     (650) 328-4600


Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]       third-party tender offer subject to Rule 14d-1

     [ ]       issuer tender offer subject to Rule 13e-4

     [ ]       going private transaction subject to Rule 13e-3

     [ ]       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 10 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 7, 2001 (as previously amended, the "Schedule TO"), relating to a tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding shares of common stock, par value $0.01 per share, and the related preferred stock purchase rights, of IKOS Systems, Inc., a Delaware corporation (the "Company"), for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase.

ITEM 5. PAST CONTACTS, NEGOTIATIONS, TRANSACTIONS AND AGREEMENTS

         On February 4, 2002, Mr. Gregory Hinckley, Chief Financial Officer of Purchaser, sent a letter to Mr. Ramon Nunez, President and Chief Executive Officer of the Company, calling for a special meeting of the Company's stockholders in the form attached to this Schedule TO as Exhibit (d)(8), which is incorporated by reference herein.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         On February 5, 2002, Mentor issued a press release stating that Purchaser had sent a letter to the Company calling for a special meeting of the Company's stockholders. The full text of Mentor's press release, letter to the Company and the materials filed under Rule 14a-12 on Schedule 14A are filed as Exhibit (a)(5)(H), Exhibit (d)(8) and Exhibit (a)(5)(I) to this Schedule TO and incorporated by reference herein.

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.*

(a)(5)(B) Press release issued by Mentor Graphics Corporation, dated December 26, 2001.*

(a)(5)(C) Press release issued by Mentor Graphics Corporation, dated January 15, 2002.*

(a)(5)(D) Press Release issued by Mentor Graphics Corporation, dated January 16, 2002.*

(a)(5)(E) Press Release issued by Mentor Graphics Corporation, dated January 23, 2002.*

(a)(5)(F) Press release issued by Mentor Graphics Corporation, dated January 28, 2002.*

(a)(5)(G) Press release issued by Mentor Graphics Corporation, dated February 4, 2002.*

(a)(5)(H) Press release issued by Mentor Graphics Corporation, dated February 5, 2002.

(a)(5)(I) Materials filed under Rule 14a-12 on Schedule 14A, filed with the Securities and Exchange Commission on February 5, 2002 and incorporated herein by reference.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(d)(5) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated January 16, 2002.*

(d)(6) Proposed Agreement and Plan of Merger and Reorganization by and among Mentor, Purchaser and the Company.*

(d)(7) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated January 21, 2002, and form of confidentiality and standstill agreement.*

(d)(8)       Letter from Purchaser to IKOS Systems, Inc.
             dated February 4, 2002.

(e)          None.

(f)          None.

(g)          None.

(h)          None.

------------------
*Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2002                 MENTOR GRAPHICS CORPORATION

                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  President


                                        FRESNO CORPORATION


                                        By:  /s/  Gregory K. Hinckley
                                            ------------------------------------
                                        Name:  Gregory K. Hinckley
                                        Title:  Chief Financial Officer

                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated December 7, 2001.*

(a)(1)(B)    Letter of Transmittal.*

(a)(1)(C)    Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(G) Press release issued by Mentor Graphics Corporation on December 7, 2001.*

(a)(1)(H)    Summary Advertisement, published December 7, 2001.*

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.*

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.*

(a)(5)(A) Press release issued by Mentor Graphics Corporation, dated December 20, 2001.*

(a)(5)(B) Press release issued by Mentor Graphics Corporation, dated December 26, 2001.*

(a)(5)(C) Press release issued by Mentor Graphics Corporation, dated January 15, 2002.*

(a)(5)(D) Press Release issued by Mentor Graphics Corporation, dated January 16, 2002.*

(a)(5)(E) Press Release issued by Mentor Graphics Corporation, dated January 23, 2002.*

(a)(5)(F) Press release issued by Mentor Graphics Corporation, dated January 28, 2002.*

(a)(5)(G) Press release issued by Mentor Graphics Corporation, dated February 4, 2002.*

(a)(5)(H) Press release issued by Mentor Graphics Corporation, dated February 5, 2002.

(a)(5)(I) Materials filed under Rule 14a-12 on Schedule 14A, filed with the Securities and Exchange Commission on February 5, 2002 and incorporated herein by reference.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.*

(d)(2) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 12, 2001, and form of confidentiality and standstill agreement.*

(d)(3) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated December 18, 2001.*

(d)(4) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated December 18, 2001.*

(d)(5) Letter from Latham & Watkins to Gray Cary Ware & Freidenrich LLP dated January 16, 2002.*

(d)(6) Proposed Agreement and Plan of Merger and Reorganization by and among Mentor, Purchaser and the Company.*

(d)(7) Letter from Gray Cary Ware & Freidenrich LLP to Latham & Watkins dated January 21, 2002, and form of confidentiality and standstill agreement.*

(d)(8)       Letter from Purchaser to IKOS Systems, Inc.
             dated February 4, 2002.

(e)          None.

(f)          None.

(g)          None.

(h)          None.

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*Previously filed.